January 9, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

FILED VIA EDGAR

Re: The Empire District Electric Company (File No. 001-03368)

Dear Ms. Ransom:

The Empire District Electric Company (the “Company”) has received your letter dated December 31, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed March 14, 2012 (the “Proxy Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 10-K and Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Definitive Proxy Statement on Schedule 14A

4. Executive Compensation, page 13

Limitations on Incentive Compensation, page 16

1.              Please tell us whether you are considering including in future proxy statements a discussion and explanation of factors considered by the Compensation Committee in deciding to remove and replace the compensation limitation based on the payment of dividends as described in the first full paragraph of page 17.  To the extent applicable, please address the original purpose(s) of imposing such a limitation and whether those purpose(s) are currently relevant to the company’s executive compensation philosophy.  Also, please compare in greater detail the compensation limitation based on the payment of dividends to the compensation limitation “measured through a distinct shareholder-based metric.”

Response

We do not intend to include additional disclosures in future proxy statements regarding factors considered by the Compensation Committee in deciding to remove and replace the compensation limitation based on the payment of dividends.  We believe the disclosure in the Proxy Statement adequately describes the reasons and rationale for the change.   However, as additional background information, we advise the Staff as follows:

•                  In 1994, the Company first included the incentive compensation limitation based on the payment of dividends.  The purpose of this limitation was to link the payment of incentive compensation to a metric that was believed to be important to the stockholders (i.e., the payment of the dividend at or above the then-current level).

•                  The quarterly dividend was first set at $0.32 per share beginning in October 1992.  The dividend was continuously paid at that level until it was temporarily suspended for the 3rd and 4th quarters of 2011 following the devastating EF-5 tornado that struck the Joplin, Missouri area on May 22, 2011.  The dividend was reinstated in 2012 at a quarterly rate of $0.25 per share.

•                  Because of this suspension, the incentive compensation limitation was triggered and, absent further action from the Compensation Committee, no incentive compensation would have been payable to executives.

•                  The incentive compensation limitation does not consider management’s response to events or circumstance. As a result, management can be penalized rather than be rewarded for outstanding efforts as they manage the Company through significant uncontrollable events such as the EF-5 tornado mentioned above.  Due to the possibly draconian effect this policy can have on the incentive compensation of Empire’s executives, the Compensation Committee reassessed this policy and determined to replace it with a limitation measured through a distinct shareholder-based metric in each executive officer’s annual incentive plan (AIP).  For 2012, this metric was based on achievement of specific EPS levels and accounted for 20% of each Named Executive Officer’s total target incentive award opportunity under such officer’s AIP (as described in the Proxy Statement).

•                  In making this determination, the Compensation Committee considered that:

•                  A limitation that could eliminate all incentive compensation and be triggered by events outside the control of the officers was too harsh and not in line with Empire’s overall compensation philosophy (as outlined in the Proxy Statement).

•                  The declaration of dividends is a board determination and thus, as a general matter, is not within the control of the officers.

•                  The equity portions of Empire’s incentive compensation programs align the interest of the officers with the shareholders and, as a result, the Compensation Committee determined that the AIP was the appropriate place to include a replacement provision.

•                  Although not the same as a dividend metric, an EPS metric was a close proxy in that a sufficient level of EPS would permit the Company to continue the payment of the dividend at its current level.

•                  To moderate the all or nothing effect, the Compensation Committee added this metric to the AIP of all executive officers at a 20% level in 2012.  This level could change (as well as the metric itself) in the future as the Compensation Committee continues to evaluate the metrics overall and their effectiveness.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-4260.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ Bradley P. Beecher
Bradley P. Beecher
President and Chief Executive Officer